[SALEM LETTERHEAD]

October 29, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Salem Communications Corporation

Form 10-K for the year ended December 31, 2008

Filed March 13, 2009

File No. 0-26497

Dear Mr. Spirgel:

We have received your comment letter dated October 15, 2009, related to the above-mentioned filing of Salem Communications Corporation.  With respect to each of the items in that letter, we are providing the following responses.  To assist your review, we have included the text of the comments below in italics, followed in each case by the response.  We have included an attachment presenting the updated disclosures as we plan to present in our 10Q for the period ended September 30, 2009.

1.

We note that you have included all exhibits within the body of your 10-K filing.  In future filings, please file all exhibits to your periodic and current reports as separate documents within your EDGAR submission.

RESPONSE:  In future filings we will file all exhibits as separate documents within our EDGAR submission.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and indefinite lived intangible assets, page 26

2.

We note that Broadcast Licenses accounted for 65% of total assets as of December 31, 2008.  We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment.  We note that you performed your annual impairment test in the fourth quarter of 2008 and concluded that certain licenses were not impaired.

In light of the significance of your FCC broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of FCC broadcasting licenses.  For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

•

The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests.  If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset.  If you used a hypothetical build-up or start-up method, describe the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

•

The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

•

For each unit of account with a significant license balance that you believe is not at risk of having an impairment, please disclose that fact in your critical accounting policies.

For further guidance, refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our responses to each of the four bullet points included are numbered Item 1 through 4 as follows:

RESPONSE Item 1.  In future filings, the following table setting forth the percentage by which the fair value exceeded or equaled the carrying value as of the most recent impairment test date will be included:

Broadcast	As of the testing period ended December 31, 2008
Market Cluster	Impairment based on internal benchmarks	Percentage by which fair value exceeds carrying value
Chicago, IL	Yes	8.1%
Atlanta, GA	Yes	9.0%
Boston, MA	Yes	0.0%	(1)
Detroit, MI	Yes	0.0%	(1)
Miami, FL	Yes	0.0%	(1)
Tampa, FL	Yes	0.0%	(1)
Portland, OR	Yes	11.3%
Sacramento, CA	Yes	0.0%	(1)
Cleveland, OH	Yes	0.0%	(1)
Orlando, FL	Yes	0.0%	(1)
Nashville, TN	Yes	0.0%	(1)
Louisville, KY	Yes	0.0%	(1)
Omaha, NE	Yes	0.0%	(1)
Note (1) Markets with a 0.0% spread between fair value and carrying value were deemed to be impaired as of the balance sheet date with corresponding adjustments to the FCC license value recorded.

Non-Broadcst	As of the testing period ended December 31, 2008
Reporting Unit	Impairment based on internal benchmarks	Percentage by which fair value exceeds carrying value
Salem Web Network	Yes	35.4%
Townhall.com	Yes	70.0%

RESPONSE Item 2.  In future filings, we will describe in more detail the nature of the valuation techniques we employed in performing the impairment tests.  For example, within the critical accounting policy for Goodwill and Indefinite Lived Intangible Assets, we will include the following information:

When performing our impairment testing for our FCC licenses we review the financial performance of the market clusters against established internal benchmarks.  The first step of our impairment testing process compares the fair value as determined from valuations obtained in prior periods from an independent third-party to the carrying value to determine the degree by which the amounts differ. We have historically discounted the prior period appraised fair values by 25% to 70%, adjusting our discount percentages higher each period beginning with our 2008 testing based on reduced revenues and overall market conditions, including declines in market values associated with radio station sales.  If the discounted prior period fair value exceeded the carrying value of the FCC licenses, the assets were deemed not to be impaired.

The second step of our impairment testing process compares the carrying value of the FCC licenses for each market cluster as of the testing date to the station operating income (“SOI”) for each market cluster as of the trailing 12 months.  If the carrying value of the FCC licenses is less than six times SOI, the FCC license is deemed not to be impaired.

As radio stations are typically sold on the basis of a multiple of projected operating income, usually in excess of eight, we believe that a benchmark of six appears conservative even in today’s market.  We evaluate the SOI multiples used in our testing based on market data available as of each testing date.

For the market clusters that do not meet the internal benchmarks, Bond & Pecaro, an independent third-party appraisal and valuation firm, is engaged to perform an appraisal of the indefinite-lived asset(s).  Bond & Pecaro utilizes an income approach to value FCC licenses.  The income approach measures the expected economic benefits that the FCC licenses provides and discounts these future benefits using a discounted cash flow analysis.  The discounted cash flow analysis assumes that the FCC licenses are held by hypothetical start-up stations and the values yielded by the discounted cash flow analysis represent the portion of the stations value attributable solely to the FCC license.  The discounted cash flow model incorporates variables such as projected revenues, operating profit margins, and a discount rate.  The variables used reflect historical company growth trends, industry projections, and the anticipated performance of the business.  The discounted cash flow projection period was determined to be ten years, which is typically the time radio station operators and investors expect to recover their investments as widely used by industry analysts in their forecasts.

The key assumptions used in the Bond & Pecaro analysis to estimate the fair value of each major category of assets in our broadcast segment as of December 31, 2008 are as follows:

	Broadcast Licenses	Goodwill

As of December 31, 2008:
Discount rate	9.5%	9.5%
2009 Market growth rates	(12.0%)	(12.0%)
Out-year market growth range	(2.0%)	(2.0%)
Market share range	0.4% - 15.3%	0.4% - 13.4%
Operating profit margin range	4.9% - 43.0%	4.9% - 39.6%

We also test goodwill balances within the broadcast segment for impairment on an annual basis and between annual dates when there are indications of impairment.  The first step of the goodwill impairment test is used to identify potential impairment; by comparing the discounted prior period appraised fair value of the market cluster to the carrying value of the market cluster including goodwill.  If the discounted prior period appraised fair value exceeds the carrying value, goodwill is deemed not to be impaired.  For market clusters that are not appraised, we determine the implied fair value as a multiple of SOI as noted with the second test of the FCC license value.  If the implied fair value exceeds the carrying value, goodwill is deemed not to be impaired.  If these criteria are not met, a second test is applied.

The second test of the goodwill impairment test, used to measure the impairment loss, compares either the discounted prior period appraised value or the implied fair value of the market cluster to the carrying value of the market cluster.  If the carrying value exceeds these amounts, a loss is recognized in an amount equal to the excess.

When performing our impairment testing for our non-broadcast non-amortizable intangible assets, consisting of mastheads and goodwill, we review the financial performance of the reporting units against established internal benchmarks.  The first step of our impairment testing process compares the fair value as determined from valuations obtained in prior periods from an independent third-party to the carrying value to determine the degree by which the amounts differ. We have historically discounted the prior period appraised fair values by 25% to 70%, adjusting our discount percentages higher each period beginning with our 2008 testing based on reduced revenues and overall market conditions, to determine the reporting units that may have an impairment.  If the discounted prior period fair value exceeds the carrying value of the non-amortizable intangible assets, the assets are deemed not to be impaired

The second step of our impairment testing process compares the carrying value of the non-amortizable intangible assets for each reporting unit as of the testing date to the enterprise value.  Enterprise value is defined as six times the net operating income for each reporting unit as of the trailing 12 months plus the net book value of the property, plant and equipment of the operating unit.  As media entities are also typically sold on the basis of a multiple of projected operating income, usually in excess of eight, we believe that a benchmark of six appears conservative even in today’s market.  We evaluate the multiples used in our testing based on market data available as of each testing date.  If the carrying value of the intangible assets is less than the enterprise value, the intangible assets are deemed not to be impaired.

For the reporting units that do not meet the internal benchmarks, Bond & Pecaro, an independent third-party appraisal and valuation firm is engaged to perform an appraisal of the indefinite-lived asset(s).  Bond & Pecaro utilizes an income approach to estimate the fair value of the businesses.  The income approach measures the expected economic benefits these assets bring to the holder.  The fair value of the business may be expressed by discounting these future benefits.  The discounted cash flow model incorporates variables such as projected revenues, operating cash flow margins, and a discount rate.  The variables used reflect historical company growth trends, industry projections, and the anticipated performance of the business.  The discounted cash flow projection period was determined to be ten years, which is typically the time media and technology property investors expect to recover their investments as widely used by industry analysts in their forecasts.

The key assumptions used in the Bond & Pecaro analysis to estimate the fair value of each major category of assets in our non-broadcast segment as of December 31, 2008 are as follows:

	Other indefinite-lived intangible assets	Goodwill

As of December 31, 2008:
Discount rate	16.5%	16.5%
Operating cash flow growth rate	3.5%	3.5%
Long-term growth rate	3.5%	3.5%

We also test goodwill balances within the non-broadcast segment for impairment on an annual basis and between annual dates when there are indications of impairment.  The first step of the goodwill impairment test is used to identify potential impairment; by comparing the discounted prior period appraised fair value of the reporting unit to the carrying value of the reporting unit including goodwill.  If the discounted prior period appraised fair value exceeds the carrying value, goodwill is deemed not to be impaired.  For reporting units that are not appraised, we use the implied fair value of the reporting unit, or enterprise value, as noted in our second test of the internal review.  If the implied fair value exceeds the carrying value, goodwill is deemed not to be impaired.  If these criteria are not met, a second test is applied.

The second test of the goodwill impairment test, used to measure the impairment loss, compares either the discounted prior period appraised value or the implied fair value of the reporting unit to the carrying value of the reporting unit.  If the carrying value exceeds these amounts, a loss is recognized in an amount equal to the excess.

RESPONSE Item 3.  In future filings, we will describe the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.  For example, within the critical accounting policy for Goodwill and Indefinite Lived Intangible Assets, we will include the following information:

The value of intangible assets is subjective and based on estimates rather than precise calculations.  If actual future results are not consistent with the assumptions and estimates used, future impairment losses may be recognized and such impairment losses may be material.  Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective market clusters and reporting units.

Cash flows and operating income for each of our market clusters and reporting units is contingent upon the ability of the entity to generate revenues. Our radio stations are to varying degrees dependent upon advertising for their revenues. Our non-broadcast operating entities are also dependent upon advertising revenue. The economic downturn over the last two years has negatively impacted our ability to generate revenues.  Included in our broadcast valuation estimates are a 12% decline in advertising revenue for 2009 as compared to 2008 followed by a 2% decline in 2010 as compared to 2009.  Included in our non-broadcast valuation estimates are declines in operating profit margins of up to 7.2%.  Declines in excess of these amounts, and declines that extend beyond calendar year 2010 may result in future impairment losses.  Such impairment losses may be material.

We must comply with various federal, state and local environmental, health, safety and land use laws and regulations which affect broadcast facilities.  We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety, as well as zoning restrictions which may affect, among other things, the ability for us to improve or relocate our radio broadcasting facilities.  Relocation of our broadcasting facilities can materially impact our ability to generate revenues and materially impact our ability to broadcast, resulting in an impairment of the value of our FCC licenses.

Additionally, the failure to renew any of our FCC licenses would prevent us from operating the affected station and generating revenue from it.  If the FCC decides to include conditions or qualifications in any of our licenses, we may be limited in the manner in which we may operate the affected station.

RESPONSE Item 4.  We do not believe that there are any units of accounting with a significant license balance that are not at risk of having an impairment.  In future filings, we will include the expanded disclosures as presented within our critical accounting policies as presented in RESPONSE Item 2 regarding the internal benchmarks and assumptions that must be met for us to consider a market not to be impaired.

Note 1.  Accounting for upgrades of radio station and network assets, page 46

3.

Please tell us the nature and amounts of the upgrade costs capitalized and included in FCC licenses.

RESPONSE:

We undertake projects to upgrade radio station technical facilities and/or Federal Communications Commission (“FCC”) licenses. We capitalize costs up to the point where the project is complete, at which point the Company transfers the costs to the appropriate fixed asset and/or intangible asset categories.  Given the economic downturn, we have significantly reduced our capital expenditures.  The number of acquisitions and the number of projects undertaken to upgrade technical facilities and/or FCC licenses has been reduced.

Project costs allocated to FCC licenses are generally those costs incurred relative to power increases.  As an example, during the calendar year ended December 31, 2008, we incurred costs of approximately $39,000 associated with a power increase for one of our stations.  The costs incurred include engineering fees paid to a consulting firm, FCC application fees and application fees for the necessary construction permits.

Note 13.  Consolidating Financial Information, page 74

4.

Please provide the consolidating balance sheet as of December 31, 2007, consolidating statements of operations for the year ended December 31, 2007 and 2006 and statements of cash flows for the year ended December 31, 2008, 2007 and 2006.  Refer to Rule 3-10(i)(1) and (2) and Regulation S-X.

RESPONSE:

5.

In future filings we will include the required consolidating balance sheet, consolidating statements of operations and consolidating statements of cash flows as required in Rule 3-10(i)(1) and (2) and Regulation S-X.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2.  Management’s Decision and Analysis of Financial Condition and Results of Operations

Impairment of goodwill and indefinite-lived assets, page 25

6.

We note that you took a significant license impairment charge in the second quarter of fiscal year 2009.  You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge.  You should discuss the primary drivers in your assumptions that resulted in the license impairment charge.  For instance, did you significantly reduce projected future revenues including growth expectations or net cash flows or increase the discount rates?  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

RESPONSE:

In future filings, we will expand our MD&A to discuss our expectations regarding future operating results and liquidity as well as a discussion of the primary drivers in our assumptions that resulted in the impairment charge.  We will include the following information within the liquidity section:

We have incurred significant impairment losses with regard to our broadcast non-amortizable intangible assets.  These losses are attributable to the following variables as the primary drivers used in our assumptions that lead to our impairment of FCC licenses and goodwill balances:  (1) an increase in the weighted average cost of capital from 8.0% as of the testing period ended December 31, 2007 to 9.5% for the testing period ended June 30, 2009, (2) a decline in the estimated terminal or exit values assigned to the licenses as a result industry wide declines in radio station multiples, (3) a decrease in projected future cash flows growth rates from a range of 2.0% to 3.5% for the testing period ended December 31, 2007 to a range of 2.0% to 2.5% for the testing period ended June 30, 2009, and (4) a significant decline in projected revenues from up to a 12.6% increase projected at the end of 2007 for the 2009 year to a 15.2% decline projected as of June 30, 2009 for the next twelve months, followed by a 2% projected decline through mid year 2010 over mid year 2009, and up to a 0.5% increase as of mid year 2011.

We have incurred significant impairment losses with regard to our non-broadcast non-amortizable intangible assets.  These losses are attributable to the following variables as the primary drivers used in our assumptions that lead to our impairment of mastheads and goodwill balances associated with our non-broadcast segment:  (1) an increase in the weighted average cost of capital from 8.0% as of the testing period ended December 31,

2007 to 9.0% for the testing period ended June 30, 2009 (2) a decline in the estimated terminal or exit values assigned to the assets as a result of industry wide declines in the total number of magazines sold, (3) a decrease in projected future cash flows from 2.9% for the testing period ended December 31, 2007 to 2.0% for the testing period ended June 30, 2009, and (4) a significant decline in projected profit margins from a range of 3.0% to 10.0% as of the December 31, 2007 testing period to a range of 0.5% to 6.0% as of the June 30, 2009, testing period.

The valuation of intangible assets is subjective and based on estimates rather than precise calculations.  If actual future results are not consistent with the assumptions and estimates used, we may be exposed to impairment charges in the future.  The fair value measurements for both our goodwill and broadcast licenses use significant unobservable inputs which reflect our own assumptions about the estimates that market participants would use in measuring fair value including assumptions about risk.

Given the current economic environment and uncertainties surrounding the potential negative impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period and strength of recovery, made for the purpose of our non-amortizable intangible fair value estimates will prove to be accurate  Using market indicators from several industry analysts, we anticipate the decline in revenues to level off and begin to show improvements of between 0.4% to 0.5% for the year ended December 31, 2011 as compared to the year ended December 31, 2010.  If our assumptions regarding forecasted revenue or revenue growth rates of a portion of our markets are not achieved, future impairment losses may be recognized and such impairment losses may be material.

The impairment charges recognized to date are non-cash in nature and do not result in a breach in the covenants contained in our credit facilities.  However, the potential of future impairment charges can be viewed as a negative factor with regard to forecasted future performance and cash flows.

Note 16.  Consolidating Financial Information, page 18

7.

Please provide the consolidating balance sheet as of December 31, 2008, consolidating statements of operations for the six months ended June 30, 2008 and statements of cash flows for the six months ended June 30, 2009 and 2008.  Refer to Rule 3-10(i)(1) and (2) of Regulation S-X

RESPONSE:

8.

In future filings we will include the required consolidating balance sheet, consolidating statements of operations and statements of cash flows as required in Rule 3-10(i)(1) and (2) and Regulation S-X.

As requested by the Commission, Salem Communications Corporation acknowledges that:

•

Salem Communications Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•

Salem Communications Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (805) 384-4512 with any questions or if you require further information.

Sincerely,

/s/ EVAN D. MASYR
Evan D. Masyr
Senior Vice President and Chief Financial Officer

cc:

Securities and Exchange Commission

Michael Henderson

Dean Suehiro

Scott Hodgdon

Kathleen Krebs

Salem Communications Corporation

Scott R. Hunter

Christopher J. Henderson

Dennis M. Weinberg

Gibson, Dunn & Crutcher LLP

Thomas D. Magill

Singer Lewak LLP

Harmeet Singh

Jessica Golden

Attachment A

Salem Communications

Attachment to SEC Comment Letter Dated October 15, 2009

This attachment presents the updated disclosures as we plan to present in our 10Q for the period ended September 30, 2009.

NOTE 3.  IMPAIRMENT OF LONG-LIVED ASSETS

We account for goodwill and other indefinite lived intangible assets in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 350, “Intangibles – Goodwill and Other.”  We do not amortize goodwill or other indefinite lived intangible assets, but rather test for impairment annually or more frequently if events or circumstances indicate that an asset may be impaired.  Broadcast licenses account for approximately 95% of our indefinite-lived intangible assets.  Goodwill and magazine mastheads account for the remaining 5%.  The unit of accounting used to test broadcast licenses is the cluster level, which we define as a group of radio stations with similar economic characteristics operating in the same geographic market, sharing the same building and equipment and being managed by a single general manager.  Goodwill and mastheads, attributable primarily to the non-broadcast reporting unit, are tested at the business unit level, which we define by publication or website.

We complete our annual impairment tests in the fourth quarter of each year.  However, based on continued deteriorating macro-economic factors, including declining radio industry revenues throughout 2009 and a weakening in prevailing radio station transaction multiples, we concluded that an interim valuation was appropriate in connection with preparing our financial statements for the period ended September 30, 2009.

The valuation of intangible assets is subjective and based on estimates rather than precise calculations.  If actual future results are not consistent with the assumptions and estimates used, we may be exposed to impairment charges in the future.  The fair value measurements for our indefinite lived intangible assets use significant unobservable inputs which reflect our own assumptions about the estimates that market participants would use in measuring fair value including assumptions about risk.  The unobservable inputs are under defined FASB ASC Topic 820 “Fair Value Measurements and Disclosures” as Level 3 inputs discussed in detail in Note 13 to our Condensed Consolidated Financial Statements. When performing our impairment testing for FCC licenses we reviewed the financial performance of the market clusters against established internal benchmarks.  The first step of our impairment testing process compared the fair value as determined from valuations obtained in prior periods from an independent third-party to the carrying value to determine the degree by which the amounts differ.  We have historically discounted the prior period appraised fair values by 25% to 70%, adjusting our discount percentages higher each period beginning with our 2008 testing based on reduced revenues and overall market conditions, including declines in market values associated with radio station sales.  If the discounted prior period fair value exceeded the carrying value of the FCC licenses, the assets were deemed not to be impaired.  For our impairment review completed as of the reporting period ended September 30, 2009, we did not discount the prior period appraised fair value of any market cluster as in most markets the carrying value has been reduced to equal the fair value.  Due to the number of recent appraisals, we compared actual revenues as of the period end to the projected revenues used in the most recent appraisals.  Markets with actual operating results that exceeded the projections were deemed not to be impaired.

The second step of our impairment testing process compared the carrying value of the FCC licenses for each market cluster to the station operating income (“SOI”) for each market as of the period end.  The SOI as calculated was then annualized, thereby assuming that the declines experienced in the current year-to-date amounts are likely to continue throughout the remainder of the calendar year.  If the carrying value of the FCC licenses was less than six times the annualized SOI, the FCC license was deemed not to be impaired.  As radio stations are typically sold on the basis of a multiple of projected operating income usually in excess of eight, we believe that a benchmark of six appears conservative even in today’s market.  We evaluate the SOI multiples used in our testing based on market data available as of each testing date.

For the market clusters that did not meet the internal benchmarks, Bond & Pecaro, an independent third-party appraisal and valuation firm, was engaged to perform an appraisal of the indefinite-lived asset(s).  Bond & Pecaro utilized an income approach to value the FCC licenses.  The income approach measures the expected economic benefits that the FCC licenses provides and discounts these future benefits using a discounted cash flow analysis.  The discounted cash flow analysis assumes that the FCC licenses are held by hypothetical start-up stations and the values yielded by the discounted cash flow analysis represent the portion of the stations value attributable solely to the FCC license.  The discounted cash flow model incorporates variables such as projected revenues, operating profit margins, and a discount rate.  The variables used reflect historical company growth trends, industry projections, and the anticipated performance of the business.  The discounted cash flow projection period was determined to be ten years; which is typically the time radio station operators and investors expect to recover their investments as widely used by industry analysts in their forecasts.

The key assumptions used in the Bond & Pecaro analysis to estimate the fair value of each major category of assets in our broadcast segment as of September 30, 2009 were as follows:

	Broadcast Licenses	Goodwill

As of September 30, 2009:
Discount rate	9.5%	9.5%
2010 Market growth rates	(2.0%)	(2.0%)
Out-year market growth range	0.4% - 0.6%	0.4% - 0.6%
Market share range	0.7% - 15.3%	0.7% - 15.3%
Operating profit margin range	4.7% - 40.7%	4.7% - 40.7%

We also test goodwill balances within the broadcast segment for impairment on an annual basis and between annual tests when there are indications of impairment.  The first step of our goodwill impairment test, used to identify potential impairment, compared the discounted prior period appraised fair value of the market cluster to the carrying value of the market cluster, including goodwill.  If the discounted prior period appraised fair value exceeded the carrying value, goodwill was deemed not to be impaired.  For market clusters that were not appraised, we determined the implied fair value of the market cluster as a multiple of SOI as noted in our second test of the FCC license value.  If the carrying value of the market cluster exceeded the discounted prior period appraised value or the implied fair value as determined, a second test was applied.

The second test of the goodwill impairment test, used to measure the impairment loss, compared either the discounted prior period appraised value or the implied fair value of the market cluster to the carrying value of the market cluster.  If the carrying value exceeded these amounts, a loss was recognized in an amount equal to the excess.  For the reporting period ended September 30, 2009, no market clusters were subject to the second test and there was no goodwill impairment.

The results of our impairment testing process for our broadcast segment as of September 30, 2009 were as follows:

	As of the testing period ended September 30, 2009
Market Cluster	Impairment based on internal benchmarks	Percentage by which fair value exceeds carrying value
Dallas-Fort Worth, TX	Yes	1.1%
Atlanta, GA	Yes	0.0%	(1)
Detroit, MI	Yes	0.0%	(1)
Portland, OR	Yes	0.0%	(1)
Cleveland, OH	Yes	0.0%	(1)
Note (1) Markets with a 0.0% spread between fair value and carrying value were deemed to be impaired as of the balance sheet date with corresponding adjustments to the FCC license value recorded.

As a result of our interim review and valuation for the testing period ended September 30, 2009, a pre-tax impairment charge of $14.1 million associated with the value of broadcast licenses in the Cleveland, Atlanta, Detroit and Portland markets.  These charges are in addition to a pre-tax impairment charge of $12.1 million associated with the value of broadcast licenses in the Dallas and Portland markets that were recognized as of the testing period ended June 30, 2009.  The impairments are driven in part by declining revenue at the industry and market levels, declining radio stations transaction multiples and a higher cost of capital.  The impairments are indicative of a trend in the broadcast industry and are not unique to the Company.

When performing our impairment testing for our non-broadcast non-amortizable intangible assets, we reviewed the financial performance of the reporting unit against established internal benchmarks.  The first step of our impairment testing process compared the fair value as determined from valuations obtained in prior periods from an independent third-party to the carrying value to determine the degree by which the amounts differed.  We have historically discounted the prior period appraised fair values by 25% to 70%, adjusting our discount percentages higher each period beginning with our 2008 testing based on reduced revenues and overall market conditions.  If the discounted fair value exceeded the carrying value of the non-amortizable intangible assets, the assets were deemed not to be impaired. For our impairment review completed as of the reporting period ended September 30, 2009, we discounted the June 2009 appraised value of CCM by 25%.  There was no impairment based on this test.

The second step of our impairment testing process compared the carrying value of the non-amortizable intangible assets, specifically mastheads and goodwill, for each reporting unit as of the testing date to the enterprise value.  Enterprise value is defined as six times the net operating income for each reporting unit as of the trailing 12 months plus the net book value of the property, plant and equipment of the operating unit.   For the testing period ended September 30, 2009, we used the net operating income for each reporting unit for the nine months ended September 30, 2009 and then annualized this amount, thereby assuming the declines experienced in the current year-to-date amounts are likely to continue throughout the remainder of the calendar year.  As media entities are typically sold on the basis of a multiple of projected operating income, usually in excess of eight, we believe that a benchmark of six appears conservative even in today’s market.  We evaluate the multiples used in our testing based on market data available as of each testing date.  If the carrying value of the intangibles is less than the enterprise value, the intangible assets are deemed not to be impaired.

For the reporting units that did not meet the internal benchmarks, Bond & Pecaro, an independent third-party appraisal and valuation firm, was engaged to perform an appraisal of the indefinite-lived asset(s).  Bond & Pecaro utilized an income approach to estimate the fair value of the businesses.  The income approach measures the expected economic benefits these assets bring to the holder.  The fair value of the business may be expressed by discounting these future benefits.  The discounted cash flow model incorporated variables such as projected revenues, operating cash flow margins, and a discount rate.  The variables used reflect historical company growth trends, industry projections, and the anticipated performance of the business.  The discounted cash flow projection period was determined to be ten years; which is typically the time media and technology property investors expect to recover their investments as widely used by industry analysts in their forecasts.

The key assumptions used in the Bond & Pecaro analysis to estimate the fair value of each major category of assets in our non-broadcast segment as of as of September 30, 2009 were as follows:

	Other indefinite-lived intangible assets	Goodwill

As of September 30, 2009:
Discount rate	17.0%	17.0%
Operating cash flow growth rate	3.5%	3.5%
Long-term growth rate	3.5%	3.5%

We also test goodwill balances within the non-broadcast segment for impairment on an annual basis and between annual dates when there are indications of impairment.  The first step of the goodwill impairment test is used to identify potential impairment; by comparing the discounted prior period appraised fair value of the reporting unit to the carrying value of the reporting unit including goodwill.  If the discounted prior period appraised fair value exceeded the carrying value, goodwill was deemed not to be impaired.  For reporting units that are not appraised, we used the implied fair value of the reporting unit, or enterprise value, as noted in our second test of the internal review.  If the implied fair value exceeded the carrying value, goodwill was deemed not to be impaired.  If these criteria are not met, a second test was applied.

The second test of the goodwill impairment test, used to measure the impairment loss, compared either the discounted prior period appraised value or the implied fair value of the reporting unit to the carrying value of the reporting unit.  If the carrying value exceeded these amounts, a loss was recognized in an amount equal to the excess.  For the reporting period ended September 30, 2009, no reporting units were subject to the second test and there was no goodwill impairment.

The results of our impairment testing process for our non-broadcast segment as of September 30, 2009 were as follows:

	As of the testing period ended September 30, 2009
Reporting Unit	Impairment based on internal benchmarks	Percentage by which fair value exceeds carrying value
Salem Web Network	Yes	35.5%
Townhall.com	Yes	57.0%

As a result of our interim review and valuation for the testing period ended September 30, 2009, there was no pre-tax impairment charge associated with the value of non-broadcast non-amortizable intangible assets.  However, we did recognize a $1.2 million charge as of the testing period ended June 30, 2009 related to the value of mastheads and goodwill in our non-broadcast segment.

The economic downturn over the last two years has negatively impacted our ability to generate revenues.  The discount rate assumptions used are based on an assessment of the risk inherent in the future cash flows of the respective market clusters and reporting units.  Cash flows and operating income for each of our reporting units is contingent upon the ability of the entity to generate revenues.  Our radio stations are to varying degrees dependent upon advertising for their revenues.  Our non-broadcast operating entities are also dependent upon advertising revenue.  Included in our broadcast valuation estimates, are a 2% decline in advertising revenue for 2010 as compared to 2009 followed by up to a 0.6% increase in 2011 as compared to 2010.  Included in our non-broadcast valuation estimates are projected profit margins of 8.9% to 27.4% as of the end of 2009 declining to 11.5% to 27.0% projected for 2010, projecting a return of up to 27.4% as of 2012. Declines in excess of these amounts, declines that extend beyond calendar year 2010, and/or failure to achieve the anticipated growth rates may result in future impairment losses, the amount of which may be material.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Goodwill and other non-amortizable intangible assets

Approximately 66% of our total assets consist of non-amortizable intangible assets, such as FCC broadcast licenses, goodwill and mastheads, the value of which depends significantly upon the operating results of our businesses.  In the case of our radio stations, we would not be able to operate the properties without the related FCC license for each property.  FCC licenses are renewed every eight years for a nominal cost that is expensed as incurred.  We continually monitor our stations’ compliance with the various regulatory requirements.  Historically, all of our FCC licenses have been renewed at the end of their respective periods, and we expect that all FCC licenses will continue to be renewed in the future.  Accordingly, we consider our broadcast licenses to be indefinite-lived intangible assets in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 350,

“Intangibles – Goodwill and Other.”  We do not amortize goodwill or other indefinite lived intangible assets, but rather test for impairment at least annually or more frequently if events or circumstances indicate that an asset may be impaired.  The unit of accounting used to test broadcast licenses is the cluster level, which the Company defines as a group of radio stations operating in the same geographic market, sharing the same building and equipment and being managed by a single general manager.  Goodwill and mastheads, attributable primarily to our non-broadcast operating segment, are tested at the business unit level, which the Company defines by publication or website.

We account for goodwill and other indefinite lived intangible assets in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 350, “Intangibles – Goodwill and Other.”  We do not amortize goodwill or other indefinite lived intangible assets, but rather test for impairment annually or more frequently if events or circumstances indicate that an asset may be impaired.  Broadcast licenses account for approximately 95% of our indefinite-lived intangible assets.  Goodwill and magazine mastheads account for the remaining 5%.  The unit of accounting used to test broadcast licenses is the cluster level, which we define as a group of radio stations with similar economic characteristics operating in the same geographic market, sharing the same building and equipment and being managed by a single general manager.  Goodwill and mastheads, attributable primarily to the non-broadcast reporting unit, are tested at the business unit level, which we define by publication or website.

We complete our annual impairment tests in the fourth quarter of each year.  However, based on continued deteriorating macro-economic factors, including declining radio industry revenues throughout 2009 and a weakening in prevailing radio station transaction multiples, we concluded that an interim valuation was appropriate in connection with preparing our financial statements for the period ended September 30, 2009.

The valuation of intangible assets is subjective and based on estimates rather than precise calculations.  If actual future results are not consistent with the assumptions and estimates used, we may be exposed to impairment charges in the future.  The fair value measurements for our indefinite lived intangible assets use significant unobservable inputs which reflect our own assumptions about the estimates that market participants would use in measuring fair value including assumptions about risk.  The unobservable inputs are defined FASB ASC Topic 820 “Fair Value Measurements and Disclosures” as Level 3 inputs discussed in detail in Note 13 to our Condensed Consolidated Financial Statements.  When performing our impairment testing for FCC licenses we reviewed the financial performance of the market clusters against established internal benchmarks.  The first step of our impairment testing process compared the fair value as determined from valuations obtained in prior periods from an independent third-party to the carrying value to determine the degree by which the amounts differ.  We have historically discounted the prior period appraised fair values by 25% to 70%, adjusting our discount percentages higher each period beginning with our 2008 testing based on reduced revenues and overall market conditions, including declines in market values associated with radio station sales.  If the discounted prior period fair value exceeded the carrying value of the FCC licenses, the assets were deemed not to be impaired.  For our impairment review completed as of the reporting period ended September 30, 2009, we did not discount the prior period appraised fair value of any market cluster as in most markets the carrying value has been reduced to equal the fair value.  Due to the number of recent appraisals, we compared actual revenues as of the period end to the projected revenues used in the most recent appraisals.  Markets with actual operating results that exceeded the projections were deemed not to be impaired.

The second step of our impairment testing process compared the carrying value of the FCC licenses for each market cluster to the station operating income (“SOI”) for each market as of the period end.  The SOI as calculated was then annualized, thereby assuming that the declines experienced in the current year-to-date amounts are likely to continue throughout the remainder of the calendar year.  If the carrying value of the FCC licenses was less than six times the annualized SOI, the FCC license was deemed not to be impaired.  As radio stations are typically sold on the basis of a multiple of projected operating income usually in excess of eight, we believe that a benchmark of six appears conservative even in today’s market.  We evaluate the SOI multiples used in our testing based on market data available as of each testing date.

For the market clusters that did not meet the internal benchmarks, Bond & Pecaro, an independent third-party appraisal and valuation firm, was engaged to perform an appraisal of the indefinite-lived asset(s).  Bond & Pecaro utilized an income approach to value FCC licenses.  The income approach measures the expected economic benefits that the FCC licenses provides and discounts these future benefits using discounted cash flow analysis.  The discounted cash flow analysis assumes that the FCC licenses are held by hypothetical start-up stations and the values yielded by the discounted cash flow analysis represent the portion of the stations value attributable solely to the FCC license.  The discounted cash flow model incorporates variables such as projected revenues, operating profit margins, and a discount rate.  The variables used reflect historical company growth trends, industry projections, and the anticipated performance of the business.  The discounted cash flow projection period was determined to be ten years; which is typically the time radio station operators and investors expect to recover their investments as widely used by industry analysts in their forecasts.

The key assumptions used in the Bond & Pecaro analysis to estimate the fair value of each major category of assets in our broadcast segment as of September 30, 2009 were as follows:

	Broadcast Licenses	Goodwill

As of September 30, 2009:
Discount rate	9.5%	9.5%
2010 Market growth rates	(2.0%)	(2.0%)
Out-year market growth range	0.4% - 0.6%	0.4% - 0.6%
Market share range	0.7% - 15.3%	0.7% - 15.3%
Operating profit margin range	4.7% - 40.7%	4.7% - 40.7%

We also test goodwill balances within the broadcast segment for impairment on an annual basis and between annual tests when there are indications of impairment.  The first step of our goodwill impairment test, used to identify potential impairment, compared the discounted prior period appraised fair value of the market cluster to the carrying value of the market cluster, including goodwill.  If the discounted prior period appraised fair value exceeded the carrying value, goodwill was deemed not to be impaired.  For market clusters that were not appraised, we determined the implied fair value of the market cluster as a multiple of SOI as noted in our second test of the FCC license value.  If the carrying value of the market cluster exceeded the discounted prior period appraised value or the implied fair value as determined, a second test was applied.

The second test of the goodwill impairment test, used to measure the impairment loss, compared either the discounted prior period appraised value or the implied fair value of the market cluster to the carrying value of the market cluster.  If the carrying value exceeded these amounts, a loss was recognized in an amount equal to the excess.   For the reporting period ended September 30, 2009, no market clusters were subject to the second test and there was no goodwill impairment.

The results of our impairment testing process for our broadcast segment as of September 30, 2009 were as follows:

	As of the testing period ended September 30, 2009
Market Cluster	Impairment based on internal benchmarks	Percentage by which fair value exceeds carrying value
Dallas-Fort Worth, TX	Yes	1.1%
Atlanta, GA	Yes	0.0%	(1)
Detroit, MI	Yes	0.0%	(1)
Portland, OR	Yes	0.0%	(1)
Cleveland, OH	Yes	0.0%	(1)
Note (1) Markets with a 0.0% spread between fair value and carrying value were deemed to be impaired as of the balance sheet date with corresponding adjustments to the FCC license value recorded.

As a result of our interim review and valuation for the testing period ended September 30, 2009, a pre-tax impairment charge of $14.1 million associated with the value of broadcast licenses in the Cleveland,

Atlanta, Detroit and Portland markets.  These charges are in addition to a pre-tax impairment charge of $12.1 million associated with the value of broadcast licenses in the Dallas and Portland markets that were recognized as of the testing period ended June 30, 2009.  The impairments are driven in part by declining revenue at the industry and market levels, declining radio stations transaction multiples and a higher cost of capital.  The impairments are indicative of a trend in the broadcast industry and are not unique to the Company.

When performing our impairment testing for our non-broadcast non-amortizable intangible assets, we reviewed the financial performance of the reporting unit against established internal benchmarks.  The first step of our impairment testing process compared the fair value as determined from valuations obtained in prior periods from an independent third-party to the carrying value to determine the degree by which the amounts differed.  We have historically discounted the prior period appraised fair values by 25% to 70%, adjusting our discount percentages higher each period beginning with our 2008 testing based on reduced revenues and overall market conditions.  If the discounted fair value exceeded the carrying value of the non-amortizable intangible assets, the assets were deemed not to be impaired. For our impairment review completed as of the reporting period ended September 30, 2009, we discounted the June 2009 appraised value of CCM by 25%.  There was no impairment based on this test.

The second step of our impairment testing process compared the carrying value of the non-amortizable intangible assets, specifically mastheads and goodwill, for each reporting unit as of the testing date to the enterprise value.  Enterprise value is defined as six times the net operating income for each reporting unit as of the trailing 12 months plus the net book value of the property, plant and equipment of the operating unit.   For the testing period ended September 30, 2009, we used the net operating income for each reporting unit for the nine months ended September 30, 2009 and then annualized this amount, thereby assuming the declines experienced in the current year-to-date amounts are likely to continue throughout the remainder of the calendar year.  As media entities are typically sold on the basis of a multiple of projected operating income, usually in excess of eight, we believe that a benchmark of six appears conservative even in today’s market.  We evaluate the multiples used in our testing based on market data available as of each testing date.  If the carrying value of the intangibles is less than the enterprise value, the intangible assets are deemed not to be impaired.

For the reporting units that did not meet the internal benchmarks, Bond & Pecaro, an independent third-party appraisal and valuation firm, was engaged to perform an appraisal of the indefinite-lived asset(s).  Bond & Pecaro utilized an income approach to estimate the fair value of the businesses.  The income approach measures the expected economic benefits these assets bring to the holder.  The fair value of the business may be expressed by discounting these future benefits.  The discounted cash flow model incorporated variables such as projected revenues, operating cash flow margins, and a discount rate.  The variables used reflect historical company growth trends, industry projections, and the anticipated performance of the business.  The discounted cash flow projection period was determined to be ten years; which is typically the time media and technology property investors expect to recover their investments as widely used by industry analysts in their forecasts.

The key assumptions used in the Bond & Pecaro analysis to estimate the fair value of each major category of assets in our non-broadcast segment as of as of September 30, 2009 were as follows:

	Other indefinite-lived intangible assets	Goodwill

As of September 30, 2009:
Discount rate	17.0%	17.0%
Operating cash flow growth rate	3.5%	3.5%
Long-term growth rate	3.5%	3.5%

We also test goodwill balances within the non-broadcast segment for impairment on an annual basis and between annual dates when there are indications of impairment.  The first step of the goodwill impairment test is used to identify potential impairment; by comparing the discounted prior period appraised fair value of the reporting unit to the carrying value of the reporting unit including goodwill.  If the discounted prior period appraised fair value exceeded the carrying value, goodwill was deemed not to be impaired.  For reporting units that are not appraised, we used the implied fair value of the reporting unit, or enterprise value, as noted in our second test of the internal review.  If the implied fair value exceeded the carrying value, goodwill was deemed not to be impaired.  If these criteria are not met, a second test was applied.

The second test of the goodwill impairment test, used to measure the impairment loss, compared either the discounted prior period appraised value or the implied fair value of the reporting unit to the carrying value of the reporting unit.  If the carrying value exceeded these amounts, a loss was recognized in an amount equal to the excess.  For the reporting period ended September 30, 2009, no reporting units were subject to the second test and there was no goodwill impairment.

The results of our impairment testing process for our non-broadcast segment as of September 30, 2009 were as follows:

	As of the testing period ended September 30, 2009
Reporting Unit	Impairment based on internal benchmarks	Percentage by which fair value exceeds carrying value
Salem Web Network	Yes	35.5%
Townhall.com	Yes	57.0%

As a result of our interim review and valuation for the testing period ended September 30, 2009, there was no pre-tax impairment charge associated with the value of non-broadcast non-amortizable intangible assets.  However, we did recognize a $1.2 million charge as of the testing period ended June 30, 2009 related to the value of mastheads and goodwill in our non-broadcast segment.

The economic downturn over the last two years has negatively impacted our ability to generate revenues.  The discount rate assumptions used are based on an assessment of the risk inherent in the future cash flows of the respective market clusters and reporting units.  Cash flows and operating income for each of our reporting units is contingent upon the ability of the entity to generate revenues.  Our radio stations are to varying degrees dependent upon advertising for their revenues.  Our non-broadcast operating entities are also dependent upon advertising revenue.  Included in our broadcast valuation estimates, are a 2% decline in advertising revenue for 2010 as compared to 2009 followed by up to a 0.6% increase in 2011 as compared to 2010.  Included in our non-broadcast valuation estimates are projected profit margins of 8.9% to 27.4% as of the end of 2009 declining to 11.5% to 27.0% projected for 2010, projecting a return of up to 27.4% as of 2012. Declines in excess of these amounts, declines that extend beyond calendar year 2010, and/or failure to achieve the anticipated growth rates may result in future impairment losses, the amount of which may be material.

We must comply with various federal, state and local environmental, health, safety and land use laws and regulations which affect broadcast facilities.  We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety, as well as zoning restrictions which may affect, among other things, the ability for us to improve or relocate our radio broadcasting facilities.  Relocation of our broadcasting facilities can impact our ability to generate revenues and impact our ability to broadcast, resulting in an impairment of the value of our FCC licenses.

Additionally, the failure to renew any of our FCC licenses would prevent us from operating the affected station and generating revenue from it.  If the FCC decides to include conditions or qualifications in any of our licenses, we may be limited in the manner in which we may operate the affected station.

LIQUIDITY AND CAPITAL RESOURCES

Impairment Losses on Non-Amortizable Intangible Assets

We have incurred significant impairment losses with regard to our broadcast non-amortizable intangible assets.  These losses are attributable to the following variables as the primary drivers used in our assumptions that lead to our impairment of FCC licenses and goodwill balances associated with our broadcast segment:  (1) an increase in the weighted average cost of capital from 8.0% as of the testing period ended December 31, 2007 to 9.5% for the testing period ended September 30, 2009 (2) a decline in the estimated terminal or exit values assigned to the licenses as a result industry wide declines in radio station multiples, (3) a decrease in projected future cash flows from a range of 2.0% to 3.5% for the testing period ended December 31, 2007 to a range of 1.5% to 2.5% for the testing period ended September 30, 2009, and (4) a significant decline in projected revenues from up to a 6.7% increase projected at the end of 2007 for the 2009 year to a 12.0% decline at the end of 2008 for 2009, followed by a 2.0% projected decline in 2010 as compared to 2009.

We have also incurred significant impairment losses with regard to our non-broadcast non-amortizable intangible assets.  These losses were incurred as of the testing period ended June 30, 2009.  There was no impairment as of the testing period for the three months ended September 30, 2009.   The losses were attributable to the following variables as the primary drivers used in our assumptions that lead to our impairment of mastheads and goodwill balances associated with our non-broadcast segment:  (1) an increase in the weighted average cost of capital from 8.0% as of the testing period ended December 31, 2007 to 9.0% for the testing period ended June 30, 2009 (2) a decline in the estimated terminal or exit values assigned to the assets as a result of industry wide declines in the total number of magazines sold, (3) a decrease in projected future cash flows from 2.9% for the testing period ended December 31, 2007 to 2.0% for the testing period ended June 30, 2009, and (4) a significant decline in projected profit margins from a range of 3.0% to 10.0% as of the December 31, 2007 testing period to a range of 0.5% to 6.0% as of the June 30, 2009, testing period.

Cash flows and operating income for each of our reporting units is contingent upon the ability of the entity to generate revenues. Our radio stations are to varying degrees dependent upon advertising for their revenues.  Our non-broadcast operating entities are also dependent upon advertising revenue.  The economic downturn over the last two years has negatively impacted our ability to generate revenues.  Included in our broadcast valuation estimates, are a 2% decline in advertising revenue for 2010 as compared to 2009 followed by up to a 0.6% increase in 2011 as compared to 2010.  Included in our non-broadcast valuation estimates are projected profit margins of 8.9% to 27.4% as of the end of 2009 declining to 11.5% to 27.0% projected for the 2010, projecting a return of up to 27.4% as of 2012  Declines in excess of these amounts, declines that extend beyond calendar year 2010, and/or failure to achieve the anticipated growth rates may result in future impairment losses, the amount of which may be material.

Given the current economic environment and uncertainties surrounding the potential negative impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period and strength of recovery, made for the purpose of our non-amortizable intangible fair value estimates will prove to be accurate  Using market indicators from several industry analysts, we anticipate the decline in revenues to level off and begin to show improvements of between 0.4% to 0.5% for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

The valuation of intangible assets is subjective and based on estimates rather than precise calculations.  If actual future results are not consistent with the assumptions and estimates used, we may be exposed to impairment charges in the future.  The fair value measurements for both our goodwill and broadcast licenses use significant unobservable inputs which reflect our own assumptions about the estimates that market participants would use in measuring fair value including assumptions about risk.  If actual future results are not consistent with the assumptions and estimates used, we may be exposed to impairment charges in the future, the amount of which may be material.  Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective market clusters and reporting units.

The impairment charges recognized to date are non-cash in nature and do not result in a violation of our credit facilities.  However, the potential of future impairment charges can be viewed as a negative factor with regard to forecasted future performance and cash flows.  We believe that we have adequately considered the economic downturn in our valuation models and do not believe that the impairments in and of themselves are a liquidity risk.